EXHIBIT 99.1

CAMTEK CONTACT:

Moshe Amit

+972-4-604-8308 (tel);          +972-4-604 8300 (fax);          +972-5-469-4902 (mobile)

mosheamit@camtek.co.il

DISTRICT COURT IN NAZARETH, ISRAEL CANCELS EX PARTE
TEMPORARY INJUNCTION ISSUED AGAINST CAMTEK

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Hearing Set For May 14 At 9:30 A.M. Israel Time

MIGDAL HAEMEK, Israel – Wednesday, May 12, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today that an ex parte temporary injunction that had been issued against it by the District Court in Nazareth, Israel, was cancelled at Camtek’s request shortly after it had been served on Camtek.  The cancelled temporary injunction, which was issued without Camtek representatives having an opportunity to be heard, would have  required Camtek to suspend its manufacture, sale and marketing of its Dragon and Falcon systems.  A hearing has been set for Friday, May 14 at 9:30 a.m. Israel time, or 2:30 a.m. Eastern Daylight Savings Time, to consider this matter with all parties present.

Rafi Amit, Chief Executive Officer of Camtek, said: “We strongly believe that the request for an injunction against our Dragon and Falcon systems is entirely inappropriate, and we believe that we have good defenses against the allegations of Orbotech, which we will be vigorously asserting on Friday before the court and thereafter as the litigation progresses.  In particular, the features which allegedly infringe upon the patent are not an integral part of those systems, but rather are sold merely as an optional component. We will also strongly consider seeking to recover from Orbotech any damages caused us by their groundless actions.”

ABOUT CAMTEK LTD.

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.